

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970



Vienna, 10 April, 2003

Our Ref. EIR
Phone/Extension 0043 5 1766 3328
Fax 0043 5 1766 3333

Ref.: Rule 12g3-2(b) File No. 82-4970

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG



Dr. Karl Knezourek
Investor Relations

Encl.

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Ad-hoc Release

Rule 12g3-2(b) File No. 82-4970

April 10, 2003

SUBSTANTIAL IMPROVEMENT IN RESULT – TURNAROUND SUCCESSFULLY IMPLEMENTED

Annual Results of the Austrian Airlines Group for 2002

The 2002 balance sheet of the Austrian Airlines Group confirms it: the turnaround is working. The EBIT improved by a massive EUR 130.3m, rising from minus EUR 88.9m in 2001 to plus EUR 41.4m in 2002. The company managed to increase its EBITDAR by EUR 243.7m to EUR 463.3m, and hugely boosted its profit before tax: where this fell to minus EUR 164.1m in 2001, it was back in positive figures in 2002 at plus EUR 4.2m. While production (measured in available seat kilometers) increased by just 2.7 %, transportation performance (in revenue passenger kilometers) rose by a far more substantial 6.3 %. As a result, the Group achieved a record passenger load factor of 70.5 %. Speaking at the press conference called to announce the annual results, Chief Executive Officer Vagn Soerensen made the following comment on the Group's encouraging results: "In the wake of the general crisis in international aviation, the Austrian Airlines Group has positioned itself more effectively for the future. We have used the past year in a highly targeted manner to implement a total strategic, structural and cultural reorientation." Mr Soerensen went on to say: "We have been able to build upon our niche policy, with its emphasis on West-East and East-West transfer, and as a result are perfectly positioned to benefit from the expansion of the EU into Eastern Europe."

Financial Results

At EUR 463.2m, the Group's result for earnings before interest, tax, depreciation and rentals (EBITDAR) increased by a full EUR 243.6m on the comparable result for the 2001 business year. The result for earnings before interest and tax (EBIT) rose by a massive EUR 130.3m to EUR 41.4m for the year overall. After the financial result of minus EUR 37.2m (minus EUR 75.2m the previous year) has been taken into account, profit before tax is plus EUR 4.2m, representing an improvement of EUR 168.3m.

After setting this figure off against taxes on earnings (active tax deferral of plus EUR 39.0m) and minority interests (minus EUR 0.4m), the net profit for the year stands at plus EUR 42.8m, a massive increase of EUR 208.8m compared to 2001.

The company increased its cash flow from operating activities in 2002 to plus EUR 520.9m, so exceeding the figure for the preceding year by a substantial EUR 471.8m. The Cash Value Added (CVA) increased clearly by EUR 114.3m, while the Group's Return on Total Gross Assets (ROTGA) rose from 5.2 % to 7.7 %.

The Group consistently reduced its levels of debt throughout the 2002 business year. Based on the extensive restructuring programme, interest-bearing liabilities fell by EUR 433.6m, forcing down net gearing from 337.9 % to 290.4 % as a direct result. This also enabled the Group to improve its equity ratio from 12.7 % in 2001 to 14.6 % last year. The considerable improvement in cash flow, combined with the reductions in liabilities and the level of net gearing, all served to underline the Austrian Airlines Group's increased ability to ride out the current crisis.

"The figures for 2002 clearly show that the turnaround of the Austrian Airlines Group has begun. Key income and balance sheet ratios all point to a clearly positive trend at the Group," commented Chief Financial Officer Thomas Kleibl on the 2002 balance sheet.

EURm	**2002**	**2001**	**+ /- change**	**+ / - %**
Revenue	2,204.4	2,095.6	+108.8	+5.2
Operating revenue	2,398.0	2,171.8	+226.2	+10.4
EBITDAR	463.2	219.6	+243.6	-
EBIT	+41.4	-88.9	+130.3	-
Profit before tax	+4.2	-164.1	+168.3	-
Net profit/loss for the year	+42.8	-166.0	+208.8	-
Balance sheet total	3,827.7	4,157.7	-330.0	-7.9
Interest-bearing liabilities	2,271.6	2,705.2	-433.6	-16.0
Cash flow from operating activities	520.9	49.1	+471.8	-
Equity ratio	14.6 %	12.7 %	-	-
Net gearing	290.4%	337.9%	-	-

Traffic Statistics

As the Group strove to improve its product across the board, it gained new market shares over the business year. Total passenger figures rose by 3.3 % to 8,834,656 passengers carried. On scheduled services, the Group carried 7,269,235 passengers (plus 1.3 %), resulting in a passenger load factor on scheduled services of 70.5 %, up by 1.9 percentage points. This was the first time in the company's history that the passenger load factor had exceeded 70 %. Josef E. Burger, Chief Commercial Officer, summarised the year's successes in this field: "Profitability on our scheduled services has increased noticeably, while an offensive market strategy has boosted our market share in specific niche markets." Despite a marked slowdown in the economic environment worldwide, the Austrian Airlines Group also succeeded in increasing its total transportation performance in the areas of cargo and airmail. Over the year, these rose by a total of 1.6 % to 125,167 tons. Revenue in the charter segment rose in the year under review on the strength of market share gains in outgoing holiday traffic, targeted increases in incoming business and successful third market expansion in Switzerland.

Number of Employees

By the end of 2002, the number of employees at the Austrian Airlines Group had fallen in line with budget compared to the position as at 31 August 2001 by 1,003 positions or 12.5 %. At year-end 2002, the number of employees stood at 7,271, a significant reduction compared to the previous year's figure of 7,624 (minus 4.6%).

Fleet and Maintenance

Four new aircraft were integrated into the fleet in the course of the past year, while four aircraft were sold. With an average age of 6.26 years, the operating fleet of the Austrian Airlines Group continues to be amongst the youngest in the world. Walter Bock, Chief Operations Officer of the Group, confirmed this: "By concluding the merger of the technical operations of Austrian Airlines and Lauda Air, we have made a huge and essential improvement to our Maintenance Division." Since the beginning of 2003, responsibility for the maintenance of all the jets of the three Production Companies has been transferred to the new Austrian Airlines technical organisation and maintenance operation.

Outlook

Due to the unpredictable length and consequences of the Iraq conflict and the emerging problem of the SARS virus, it is not possible at present to make an accurate forecast of the Group's result for the 2003 business year.

Concluding the press conference, Vagn Soerensen made the following statement on the orientation of the Austrian Airlines Group: "The central objective of our new strategy is to continue to build lasting increases in the value of capital employed. Due to the effects of the conflict in Iraq, the economic situation and the SARS issue, we have introduced extensive production cutbacks and further cost-cutting measures. These are designed to be effective in both the short and long term. Irrespective of the current extremely challenging external conditions in the aviation market, the internal turnaround programme of the Austrian Airlines Group will continue. It will build a lasting foundation for our successful competitive position in the future."

Karl Knezourek. Investor Relations. Austrian Airlines Tel.: +43 (0) 5 1766 - 3328. Fax: +43 (0) 5 1766 5 3328. e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Johannes DAVORAS / Johann JURCEKA - Konzernkommunikation / Corporate Communications. A U S T R I A N A I R L I N E S G R O U P / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26. mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com. www.aua.com / www.austrianairlines.com.

Eigentümer. Herausgeber. Vervielfältiger: Austrian Airlines. Österreichische Luftverkehrs AG. Bereich Konzernkommunikation / Corporate Communications für / for Austrian Airlines Group. A-1107 Vienna. Fontanastrasse 1. P.O.Box 50. Tel: +43 (0) 51766. mailto:public.relations@aua.com

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